UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Digital Fusion, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25386R-10-1
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                                 (CUSIP Number)

                                 G. Stewart Hall
                                Madison Run, LLC
                        1331 H Street, N.W. - 12th Floor
                              Washington, DC 20005
                                 (202) 842-5077
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Note: This Schedule 13D/A constitutes Amendment No. 3 of the Report on Schedule 13D of Madison Run, LLC, Madison Run Holdings, LLC and G. Stewart Hall. Schedule 13D was originally filed with the Commission on May 24, 2004, and amended on August 16, 2004 by Amendment No. 1 and November 12, 2004 by Amendment No. 2 (as so amended, the "Amended Filing"). Capitalized terms used herein and not defined herein shall have the meanings set forth in the Amended Filing.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Madison Run, LLC    20-1031218

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only...............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

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Number of      7.   Sole Voting Power
Shares              2,275,001
Beneficially   -----------------------------------------------------------------
Owned by       8.   Shared Voting Power
Each                -0-
Reporting      -----------------------------------------------------------------
Person With    9.   Sole Dispositive Power
                    2,275,001
               -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,275,001 shares*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     22.2 % **

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO

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* Includes a currently exercisable warrant to purchase 516,893 shares of Common
Stock which expires on May 11, 2009. The Reporting Person does not hold or share voting or investment power with respect to warrants to purchase shares of Common Stock directly held by Madison Run Holdings, LLC as disclosed herein and disclaims beneficial ownership of such warrants.

** Percentage calculated on the basis of 10,237,087 shares of Common Stock issued and outstanding which includes: (i) 9,636,704 shares of Common Stock that were issued and outstanding as of November 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004; (ii) 83,490 shares of Common Stock that were issued after November 9, 2004; and (iii) 516,893 shares of Common Stock issuable to Madison Run, LLC upon the exercise of currently exercisable warrants.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Madison Run Holdings, LLC

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]

--------------------------------------------------------------------------------
3.   SEC Use Only...............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

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Number of      7.   Sole Voting Power
Shares              2,325,001
Beneficially   -----------------------------------------------------------------
Owned by       8.   Shared Voting Power
Each                -0-
Reporting      -----------------------------------------------------------------
Person With    9.   Sole Dispositive Power
                    2,325,001
               -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,325,001 shares*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 22.6 % **

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
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* Includes: (i) a currently exercisable warrant to purchase 50,000 shares of
Common Stock which expires on October 21, 2009 directly held by the Reporting Person; and (ii) 2,775,001 shares of Common Stock (which includes a currently exercisable warrant to purchase 516,893 shares of Common Stock which expires on May 11, 2009) directly held by Madison Run, LLC with respect to which the Reporting Person has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as General Manager of Madison Run, LLC.

** Percentage calculated on the basis of 10,287,087 shares of Common Stock issued and outstanding which includes: (i) 9,636,704 shares of Common Stock that were issued and outstanding as of November 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004; (ii) 83,490 shares of Common Stock that were issued after November 9, 2004; (iii) 516,893 shares of Common Stock issuable to Madison Run, LLC upon the exercise of currently exercisable warrants; and (iv) 50,000 shares of Common Stock issuable to Madison Run Holdings, LLC upon the exercise of a currently exercisable warrant.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     G. Stewart Hall

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only...............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization
     United States Citizen

--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power
Shares              2,325,001
Beneficially   -----------------------------------------------------------------
Owned by       8.   Shared Voting Power
Each                -0-
Reporting      -----------------------------------------------------------------
Person With    9.   Sole Dispositive Power
                    2,325,001
               -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,325,001 shares*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     22.6 % **

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN

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*Includes: (i) a currently exercisable warrant to purchase 50,000 shares of
Common Stock which expires on October 21, 2009 directly held by Madison Run Holdings, LLC with respect to which the Reporting Person has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Madison Run Holdings, LLC; and (ii) 2,775,001 shares of Common Stock (including a currently exercisable warrant to purchase 516,893 shares of Common Stock which expires on May 11, 2009) directly held by Madison Run, LLC with respect to which the Reporting Person has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Madison Run Holdings, LLC, the General Manager of Madison Run, LLC.

** Percentage calculated on the basis of 10,287,087 shares of Common Stock issued and outstanding which includes: (i) 9,636,704 shares of Common Stock that were issued and outstanding as of November 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004; (ii) 83,490 shares of Common Stock that were issued after November 9, 2004; (iii) 516,893 shares of Common Stock issuable to Madison Run, LLC upon the exercise of currently exercisable warrants; and (iv) 50,000 shares of Common Stock issuable to Madison Run Holdings, LLC upon the exercise of a currently exercisable warrant.

Item 5. Interest in Securities of the Issuer

     The text of Item 5 of the Amended Filing is hereby amended as follows:

(a)(i) Madison Run beneficially owns 2,275,001 shares or approximately 22.2% of the outstanding shares of Common Stock which includes a currently exercisable warrant to purchase 516,893 shares of Common Stock which expires on May 11, 2009. Madison Run does not hold or share voting or investment power with respect to warrants to purchase shares of Common Stock directly held by Holdings as disclosed herein and disclaims beneficial ownership of such warrants.

  (ii) Holdings beneficially owns 2,325,001 shares or approximately 22.6% of the outstanding shares of Common Stock which includes: (i) a currently exercisable warrant to purchase 50,000 shares of Common Stock which expires on October 21, 2009 directly held by Holdings; and (ii) 2,275,001 shares of Common Stock (which includes a currently exercisable warrant to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009) directly held by Madison Run with respect to which Holdings has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as General Manager of Madison Run.

 (iii) Hall beneficially owns 2,325,001 shares or approximately 22.6% of the outstanding shares of Common Stock which includes: (i) a currently exercisable warrant to purchase 50,000 shares of Common Stock which expires on October 21, 2009 directly held by Holdings with respect to which Hall has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Holdings; and
          (ii) 2,275,001 shares of Common Stock (including a currently exercisable warrant to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009) directly held by Madison Run with respect to which Hall has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Holdings, the General Manager of Madison Run.

(b)(i) Madison Run holds the sole power to vote and/or dispose of 2,275,001 shares of Common Stock which includes a currently exercisable warrant to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009. Upon exercise of such warrant, Madison Run will have the sole power to vote and/or dispose of the shares of Common Stock issued upon such exercise. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Madison Run.

  (ii) Holdings holds the sole power to vote and/or dispose of 2,325,001 shares of Common Stock which includes: (i) a currently exercisable warrant to purchase 50,000 shares of Common Stock which expires on October 21, 2009 directly held by Holdings; and (ii) 2,275,001 shares of Common Stock (which includes a currently exercisable warrant to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009) directly held by Madison Run with respect to which Holdings has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as General Manager of Madison Run. Upon exercise of such option and warrant, Madison Run will have the sole power to vote and/or dispose of the shares of Common Stock issued upon such exercise. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Holdings.

 (iii) Hall holds the sole power to vote and/or dispose of 2,325,001 shares of Common Stock which includes: (i) a currently exercisable warrant to purchase 50,000 shares of Common Stock which expires on October 21, 2009 directly held by Holdings with respect to which Hall has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Holdings; and (ii) 2,275,001 shares of Common Stock (which includes a currently exercisable warrant to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009) directly held by Madison Run with respect to which Hall has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Holdings, the General Manager of Madison Run. Upon exercise of such option and warrant, Hall will have the sole power to vote and/or dispose of the shares of Common Stock issued upon such exercise. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Hall.

(c) In the past 60 days, (i) Madison Run, Holdings (as general manager of Madison Run) and Hall (as manager and sole member of Holdings) acquired 1,650,000 shares of Common Stock at a price of $1.00 per share in a private transaction with the Issuer on October 21, 2004, (ii) Holdings and Hall (as manager and sole member of Holdings) acquired the right to purchase 50,000 shares of Common Stock at a price of $1.25 per share upon the exercise of a warrant in a private transaction with the Issuer on October 21, 2004, (iii) Madison Run sold 400,000 shares of Common Stock at a price of $1.00 per share in a private transaction on December 2, 2004 to Longstreet Investors, LLC and (iv) Madison Run sold 100,000 shares of Common Stock at a price of $1.00 per share in a private transaction on December 2, 2004 to AABBRR, LLC.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The text of Item 6 of the Amended Filing is hereby amended as follows:

     Madison Run transferred Common Stock pursuant to two separate Stock Transfer Agreements by and among (i) Madison Run, the Issuer and Longstreet Investors, LLC (the "Longstreet Agreement") and (ii) Madison Run, the Issuer and AABBRR, LLC (the "AABBRR Agreement" and, together with the Longstreet Agreement, the "Transfer Agreements"), attached hereto as Exhibits S and T, respectively. The Transfer Agreements contain customary terms and conditions, including standard representations and warranties and the ability to participate in Madison Run's registration rights. The Longstreet Agreement transfers 400,000 shares of Common Stock at a price of $1.00 per share from Madison Run to Longstreet Investors, LLC and the AABBRR Agreement transfers 100,000 shares of Common Stock at a price of $1.00 per share from Madison Run to AABBRR, LLC.

Item 7. Material to Be Filed as Exhibits

     The text of Item 7 of the Amended Filing is hereby amended as follows:

Exhibit S  Stock Transfer Agreement with Longstreet Investors, LLC

Exhibit T  Stock Transfer Agreement with AABBRR, LLC

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             MADISON RUN, LLC
                                             By: Madison Run Holdings, LLC,
                                                 general manager


Date: December 15, 2004                      By: /s/ G. Stewart Hall
                                                 -------------------------------
                                                 G. Stewart Hall, member-manager
                                                 Madison Run Holdings, LLC


                                             MADISON RUN HOLDINGS, LLC

Date: December 15, 2004                      By: /s/ G. Stewart Hall
                                                 -------------------------------
                                                 G. Stewart Hall, member-manager


Date: December 15, 2004                          /s/ G. Stewart Hall
                                                 -------------------------------
                                                 G. Stewart Hall

                                                                       EXHIBIT S

                            STOCK TRANSFER AGREEMENT
                            ------------------------

                      COMMON STOCK OF DIGITAL FUSION, INC.

     This Stock Transfer Agreement is made and entered into by and among Digital Fusion, Inc. ("the Company"), Madison Run, LLC (the "Transferor") and Longstreet Investors, LLC (the "Transferee") with respect to the transfer by the Transferor of common stock, par value $.001 per share (the "Common Stock") of the Company pursuant hereto.

                              PRELIMINARY STATEMENT

     1. The Transferor and the Company have previously entered into an Additional Subscription Agreement dated as of October 21, 2004 whereby the Transferor purchased from the Company 1,650,000 shares of Common Stock (the "Subscription Agreement").

     2. Transferor desires to transfer to Transferee, and Transferee desires to acquire from Transferor, 400,000 shares of Common Stock acquired pursuant to the Subscription Agreement (the "Stock"), on the terms and conditions set forth herein.

     NOW THEREFORE, in consideration of the Transferee's agreement to accept the Transferor's transfer of shares of the Common Stock upon the terms and conditions set forth in this Stock Transfer Agreement, the Transferor and the Transferee agree and represent as follows:

A.   TRANSFER OF THE STOCK

     Upon the terms and conditions set forth in this Stock Transfer Agreement, Transferor shall sell, assign, transfer, convey and deliver to Transferee and Transferee shall acquire from Transferor, the Stock and all of Transferor's respective right, title and interest in the Stock in exchange for an aggregate payment of FOUR HUNDRED THOUSAND DOLLARS ($400,000) (the "Purchase Price"). The Stock will be transferred to the Transferee concurrent with the payment of the Purchase Price and the Purchase Price shall be paid to the Transferor concurrent with the execution of this Stock Transfer Agreement.

B.   REPRESENTATIONS AND WARRANTIES OF THE TRANSFEROR AND THE COMPANY

     1. The Transferor has all requisite corporate power and authority to enter into and perform its obligations under this Stock Transfer Agreement. The execution, delivery and performance by the Transferor of this Stock Transfer Agreement has been duly authorized by all necessary action.

     2. The Transferor has good, valid and marketable title to the Stock and such Stock is, to the best of the Transferor's knowledge, free and clear of any and all liens and encumbrances.

     3. The Company acknowledges its representations, warranties and obligations in the Subscription Agreement, and agrees that the Transferee is entitled to rely thereon in respect to the Stock acquired by Transferee under this Stock Transfer Agreement.

C.   REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

     1. The initial offer and sale of the Stock was intended to be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, (the "Securities Act") and/or Regulation D promulgated under the Securities Act. As a result, the Transferor made certain representations and warranties to the Company in the Subscription Agreement. In furtherance of the transfer of Stock as contemplated by this Stock Transfer Agreement, the Transferee represents and warrants to the Transferor and the Company as follows:

     (a) The Stock is being purchased for the account of the Transferee for investment purposes only and not for the account of any other person, and not with a view to distribution, assignment or resale to others or to fractionalization in whole or in part.

     (b) No other person has or will have a direct or indirect beneficial interest in the Stock and the Transferee will not sell, hypothecate or otherwise transfer the Stock except in accordance with the registration provisions of the Securities Act and applicable state securities laws, unless an opinion of counsel acceptable to the Company and the Transferor and their respective counsel is provided which states that an exemption from the registration requirements of the Securities Act and applicable state securities laws is available.

     (c) In evaluating the suitability of an investment in the Stock, the Transferee has not relied upon any representations or other information (whether oral or written) from the Transferor, the Company or any of their respective agents other than as set forth in the Company's periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, (the "Periodic Reports"), in this Stock Transfer Agreement and in documents provided pursuant to Section C.1.(d) of this Stock Transfer Agreement. No oral or written representations have been made, or oral or written information furnished to, the Transferee or its advisors, if any, in connection with the offering of the Stock which were in any way inconsistent with the Periodic Reports.

     (d) The Company and the Transferor have made available to the Transferee the opportunity to ask questions of the Company's officers and all documents and information that the Transferee has requested relating to the purchase of the Stock.

     (e) The Transferee recognizes that an investment in the Company involves substantial risks and represents that the Transferee has taken full cognizance of and understands all of the risks related to the purchase of the Stock. The Transferee can bear the economic risk of losing the entire investment in the Stock.

     (f) The Transferee has carefully considered and has, to the extent he, she or it believes such discussion to be necessary, discussed with his, her or its professional legal, tax and financial advisers the suitability of an investment in the Company, and the Transferee has determined that the Stock is a suitable investment for the Transferee.

     (g) The statements and information set forth in the Entities Investor Qualification Questionnaire (the "Questionnaire") and attached to this Stock Transfer Agreement as Exhibit A, are true, accurate and complete. All information which the Transferee has provided to the Transferor and the Company concerning the Transferee and the Transferee's financial position is correct and complete as of the date set forth below, and if there should be any change in such information prior to the transfer of the Stock, the Transferee will immediately provide such information to the Company and the Transferor and will promptly send confirmation of such information to the Company and the Transferor.

     (h) The Transferee's overall commitment to investments which are not readily marketable is not disproportionate to the Transferee's net worth, and the Transferee's investment in the Stock will not cause such overall commitment to become excessive.

     (i) The Transferee has adequate means of providing for its current needs and personal contingencies and has no need for liquidity in its investment in the Stock.

     (j) If this Stock Transfer Agreement is executed and delivered on behalf of an entity, the person executing and delivering this Stock Transfer Agreement has been duly authorized and is duly qualified to (i) execute and deliver this Stock Transfer Agreement and all other instruments executed and delivered on behalf of the Transferee in connection with the transfer of the Stock, and (ii) purchase and hold the Stock. The signature of the person executing and delivering this Stock Transfer Agreement is binding upon such entity and such entity has not been formed for the specific purpose of acquiring the Stock.

     2. The foregoing representations and warranties are true and accurate as of the date of this Stock Transfer Agreement, shall be true and accurate as of the date of the acceptance of this Stock Transfer Agreement by the Company and the Transferor and shall survive thereafter. If such representations or warranties shall not be true and accurate in any respect, the Transferee will, prior to such acceptance, give written notice of such fact to the Company and the Transferor specifying which representations and warranties are not true and accurate and the reasons therefor.

     3. The Transferee shall indemnify and hold harmless the Transferor and the Company and any of its respective officers, employees, registered representatives, directors or control persons who were or are a party to, or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of, or arising from any actual or alleged misrepresentation or misstatement of facts, or omission to represent or state facts, made by the Transferee to the Transferor and the Company, concerning the Transferee or its financial position, in connection with the offering and sale of the Stock, against losses, liabilities and expenses actually and reasonably incurred by the Transferor, the Company or any of their respective officers, employees, registered representatives, directors or control persons (including attorneys' fees, judgments, fines and amounts paid in settlement) in connection with such action, suit or proceeding.

D.   TRANSFEREE INFORMATION

     The Transferee and each of its members is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act ("Accredited Investor"). In furnishing the information set forth in the Questionnaire, the Transferee acknowledges that the Transferor and the Company will be relying thereon in determining, among other things, whether there are reasonable grounds to believe that the Transferee and its members qualify as an Accredited Investor under the Securities Act.

E.   TRANSFEREE UNDERSTANDINGS

     1. The Transferee understands, acknowledges and agrees with the Transferor and the Company as follows:

     (a) The Transferee through each of its members has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of investment in the Company and of making an informed investment decision.

     (b) The Transferee through each of its members has by reason of its business or financial experience, the capacity to protect its own interest in connection with this transaction.

     (c) Except as set forth herein, the Company is under no obligation to register the Stock on behalf of the Transferee or to assist the Transferee in complying with any exemption from registration. The certificate representing the Stock shall be marked with the following legend:

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS

     2. The foregoing understandings, acknowledgments and agreements in this Stock Transfer Agreement are true and accurate as of the date of this Stock Transfer Agreement, shall be true and accurate as of the date of the acceptance of this Stock Transfer Agreement by the Company and shall survive thereafter.

F.   REGISTRATION RIGHTS

     1. At any time, and from time to time, that the Transferor exercises its right to require the Company to register shares of Common Stock issued to it under the Subscription Agreement for offer and sale under applicable securities laws, (whether a Company Registration or a Demand Registration) (the "Registration Rights") the Company and the Transferor agree to include the Stock, in whole or in part, at the Transferee's option, in such registration (the "Add-on Registration").

     (a) If the managing underwriter of the registered offering determines in good faith that marketing factors (including pricing) require a limitation of the number of shares of Common Stock to be underwritten, the underwriter may exclude some or all of the Stock from such registration and underwriting. The Company shall so advise the Transferor and the Transferee, and the number of shares of Common Stock to be included in such registration shall be allocated as follows: first, for the account of the Company, all shares of Common Stock proposed to be sold by the Company; second, for the account of the Transferor, the number of shares of Common Stock owned by the Transferor requested to be included in the registration up to the amount of the limitation imposed by the managing underwriter; third, for the account of the Transferee, pro rata with shares of Common Stock transferred by the Transferor to any other transferee, the number of shares of Stock requested to be included in the registration up to the amount of the limitation imposed by the managing underwriter; and fourth, for the account of any other investor that has been granted registration rights with respect to shares of Common Stock on the terms and conditions of any agreement pertaining to such registration rights.

     (b) If the Transferee disapproves of the terms of any such underwriting, the Transferee may elect to withdraw therefrom by written notice to the Company, the Transferor and the managing underwriter. Any shares of Stock excluded or withdrawn from such underwriting shall be withdrawn from such registration.

     2. At any time that the Transferor determines to exercise the Registration Rights, the Transferor will give written notice thereof (the "Invitation Notice") to the Transferee and the Transferee will, within 5 days of receipt of the Invitation Notice, deliver to the Transferor and the Company, a notice indicating whether or not the Transferee will participate in such registration and the number of shares of Stock that it wishes to include in such registration (the "Intention Notice"). If the Transferor and the Company do not receive the Intention Notice within the 5 days after delivery of the Invitation Notice, the Transferee shall have no right to participate in the registration.

     3. If the Transferee delivers the Intention Notice pursuant to paragraph 2 above, the Company agrees to permit the Transferor to increase the number of shares of Common Stock to be included in a registration, subject to the limitations in paragraph 1(a) above.

     4. In the event of any Add-on Registration, the Transferee will be subject to all obligations of the Transferor set forth in the Subscription Agreement pertaining to the Registration Rights, including, but not limited to, obligations pertaining to indemnification, compliance with registration procedures as set forth in the Subscription Agreement and payment of selling expenses.

     5. The Transferee shall be entitled to receive indemnification from the Company and shall have the same obligations to indemnify the Company as does the Transferor in the Subscription Agreement.

G.   EXPENSES

     All expenses incurred relating to the transfer of the Stock from the Transferor to the Transferee pursuant to this Stock Transfer Agreement, including reasonable legal expenses and the cost of any required federal or state securities filings, shall be borne by the Transferee.

H.   CONSENT

     The Company hereby consents to the transfer of the Stock as contemplated herein and waives all transfer restrictions applicable to the Stock. The Company agrees to direct its transfer agent and registrar to remove any restrictive legends and release any stop-transfer order pertaining to the Stock for the sole purpose of transferring the Stock and to register the transfer of the Stock pursuant to this Stock Transfer Agreement and any stock power or other documents pertaining to the Stock and executed by the Transferor to transfer the Stock to the Transferee. The Company further agrees to direct its transfer agent and registrar to replace any restrictive legend on the Stock after such Stock has been transferred to the Transferee.

I.   MISCELLANEOUS

     1. Neither this Stock Transfer Agreement nor any provisions of this Stock Transfer Agreement shall be waived, modified, changed, discharged, terminated, revoked or cancelled except by an instrument in writing signed by the party against whom any change, discharge or termination is sought.

     2. The failure of the Transferor or the Transferee to exercise any right or remedy under this Stock Transfer Agreement or any other agreement between the Transferor and the Transferee, or otherwise, or delay by the Transferor or the Transferee in exercising such right or remedy, will not operate as a waiver of any such right or remedy. No waiver by the Transferor or the Transferee will be effective unless and until it is in writing and signed by the Transferor or the Transferee as the case may be.

     3. Notices required or permitted to be given under this Stock Transfer Agreement shall be in writing and shall be deemed to be sufficiently given when personally delivered or sent by Federal Express, UPS or other nationally recognized overnight delivery service, postage pre-paid, and addressed to the Transferee at the address set forth in the Questionnaire, to the Transferor at 1331 H Street, N.W., 12th Floor, Washington D.C. 20005 and to the Company at 4940-A Corporate Drive, Huntsville, Alabama 35805.

     4. This Stock Transfer Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). This Stock Transfer Agreement shall be binding upon and inure to the benefit of the Transferee and its successors and assigns and shall be binding upon and inure to the benefit of the Transferor and its successors and assigns.

     5. In the event that any provision of this Stock Transfer Agreement is held to be invalid, illegal, or unenforceable, in whole or in part, such invalidity shall not affect any otherwise valid provision, and all other valid provisions shall remain in full force and effect.

     6. This Stock Transfer Agreement supersedes all previous agreements, negotiations, or communications between the parties to this Stock Transfer Agreement with respect to the subject matter of this Stock Transfer Agreement, and contains the complete and exclusive expression of the understanding between the parties. This Stock Transfer Agreement cannot be amended, modified, or supplemented in any respect except by a subsequent written agreement entered into by both parties.

     7. Time is of the essence of this Stock Transfer Agreement.

     8. All representations and warranties of the Transferor and the Transferee contained herein shall survive the date of this Stock Transfer Agreement, the transfer of the Stock and the termination or expiration of the rights hereunder and shall terminate on the applicable statute of limitations. All agreements of the Company, the Transferor and the Transferee contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

     IN WITNESS WHEREOF, the Company, the Transferee and the Transferor have executed this Subscription Agreement to be effective as of the 2nd day of December, 2004.

                                      MADISON RUN, LLC
                                      By: Madison Run Holdings, LLC,
                                          its Managing Member


                                      By: /s/ Stewart Hall
                                          --------------------------------------
                                              Stewart Hall, Managing Member

                                      LONGSTREET INVESTORS, LLC
                                      By: Longstreet Partners, LLC, its Manager
                                      By: Mason Investment Partners, L.L.C., its
                                          Managing Member


                                      By: /s/ Daniel E. Moore
                                          --------------------------------------
                                          Daniel E. Moore, Managing Member

                                      DIGITAL FUSION, INC.

                                      By: /s/ Roy E. Crippen, III
                                          --------------------------------------
                                          Roy E. Crippen III, CEO

                                                                       EXHIBIT A

================================================================================
                      DIGITAL FUSION, INC. (THE "COMPANY")
                      INVESTOR QUALIFICATION QUESTIONNAIRE
                                    Entities

EACH INVESTOR MUST COMPLETE PART A AND PART B BELOW. The purpose of this section is to aid in determining whether an investor is an accredited investor pursuant to Rule 501(a) under Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.
================================================================================
                           PART A: General Information
================================================================================
Name of Subscriber                              State of Organization


--------------------------------------------------------------------------------
Address of Principal Place of Business          Nature of Business


--------------------------------------------------------------------------------
Was the Investor created for the specific purpose of investing in the Company?

                |_| Yes    |_| No


If the Investor is a partnership or a trust, do its individual partners or beneficiaries have the right to make a decision whether or not to participate in the proposed investment?

                |_| Yes    |_| No    |_| Not Applicable


If the answer to either of the two preceding questions is "Yes," Item (m) of Part B of this Questionnaire must be checked, if true. If Item (m) of Part B is not applicable, the information required by Part A and Part B must be furnished with respect to each owner of an equity interest in the entity (or each beneficiary of a trust, if applicable) on separate pages that are validly signed and dated on behalf of each such owner or beneficiary. Alternatively, each such owner or beneficiary may complete and execute a separate copy of this Subscription Agreement.
--------------------------------------------------------------------------------
Has the Investor ever been charged with, convicted of, or pleaded guilty, nolo contendere or no contest to, any crime or civil offense (excluding only minor traffic offenses).
                |_| Yes    |_| No


If yes, please give the details, including relevant dates and locations:


--------------------------------------------------------------------------------
To the Investor's knowledge, has the investor ever been the subject of an investigation by any law enforcement or other governmental agency (other than routine background checks).
                |_| Yes    |_| No

If yes, please give the details, including relevant dates and locations.

================================================================================

================================================================================
               PART B: Accredited Investor Qualification Standards
================================================================================

The financial information and representations in this section are intended to permit the Company to determine whether the Investor qualifies as an accredited investor under Regulation D of the Securities and Exchange Commission.

The Investor represents and warrants that it is (check one or more):

|_| (a) A bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "1933 Act");

|_| (b)   A savings and loan association or other institution, as defined in
          Section 3(a)(5)A) of the 1933 Act;

|_| (c) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act");

|_| (d)   An insurance company, as defined in Section 2(13) of the 1933 Act;

|_| (e) An investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), or a business development company as defined in Section 2(a)(48) of the 1940 Act;

|_| (f) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

|_| (g) A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $5,000,000;

|_| (h) An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), and either (i) investment decisions are made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000, or (iii) if a self-directed plan, investment decisions are made solely by persons that qualify as accredited investors either under this paragraph (1) or paragraph (2);

|_| (i) A private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

|_| (j) An organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, with total assets in excess of $5,000,000, that was not formed for the specific purpose of acquiring the Stock;

|_| (k) A corporation, Massachusetts or similar business trust, or partnership with total assets in excess of $5,000,000, that was not formed for the specific purpose of acquiring the interests;

|_| (l) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Stock, and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of purchasing the Stock;

|_| (m) An entity in which all of the equity owners qualify as accredited investors as defined in Rule 501(a) of Regulation D; or

|_| (n)   None of the above.

================================================================================

================================================================================
           PART B: Accredited Investor Qualification Standards (con't)
================================================================================

     I certify that I have answered the foregoing questions to the best of my knowledge and that my answers thereto are complete and accurate. I understand that the Company will be relying on the accuracy and completeness of my responses to the foregoing questions. I will notify the Company immediately of any material change in any statement made herein occurring prior to the effective date (after today) of any acquisition or exchange by me of stock of the Company.
--------------------------------------------------------------------------------
SUBSCRIBER                                                       Date

Longstreet Investors, LLC
     By: Longstreet Partners, LLC, its Manager
     By: Mason Investment Partners, L.L.C.,
         its Managing Member

 By: Daniel E. Moore, Managing Member
-------------------------------------         ---------------
Print or Type Name                            Signature

================================================================================

                                                                       EXHIBIT T

                            STOCK TRANSFER AGREEMENT
                            ------------------------

                      COMMON STOCK OF DIGITAL FUSION, INC.

     This Stock Transfer Agreement is made and entered into by and among Digital Fusion, Inc. ("the Company"), Madison Run, LLC (the "Transferor") and AABBRR, LLC (the "Transferee") with respect to the transfer by the Transferor of common stock, par value $.001 per share (the "Common Stock") of the Company pursuant hereto.

                              PRELIMINARY STATEMENT

     1. The Transferor and the Company have previously entered into an Additional Subscription Agreement dated as of October 21, 2004 whereby the Transferor purchased from the Company 1,650,000 shares of Common Stock (the "Subscription Agreement").

     2. Transferor desires to transfer to Transferee, and Transferee desires to acquire from Transferor, 100,000 shares of Common Stock acquired pursuant to the Subscription Agreement (the "Stock"), on the terms and conditions set forth herein.

     NOW THEREFORE, in consideration of the Transferee's agreement to accept the Transferor's transfer of shares of the Common Stock upon the terms and conditions set forth in this Stock Transfer Agreement, the Transferor and the Transferee agree and represent as follows:

A.   TRANSFER OF THE STOCK

     Upon the terms and conditions set forth in this Stock Transfer Agreement, Transferor shall sell, assign, transfer, convey and deliver to Transferee and Transferee shall acquire from Transferor, the Stock and all of Transferor's respective right, title and interest in the Stock in exchange for an aggregate payment of ONE HUNDRED THOUSAND DOLLARS ($100,000) (the "Purchase Price"). The Stock will be transferred to the Transferee concurrent with the payment of the Purchase Price and the Purchase Price shall be paid to the Transferor concurrent with the execution of this Stock Transfer Agreement.

B.   REPRESENTATIONS AND WARRANTIES OF THE TRANSFEROR AND THE COMPANY

     1. The Transferor has all requisite corporate power and authority to enter into and perform its obligations under this Stock Transfer Agreement. The execution, delivery and performance by the Transferor of this Stock Transfer Agreement has been duly authorized by all necessary action.

     2. The Transferor has good, valid and marketable title to the Stock and such Stock is, to the best of the Transferor's knowledge, free and clear of any and all liens and encumbrances.

     3. The Company acknowledges its representations, warranties and obligations in the Subscription Agreement, and agrees that the Transferee is entitled to rely thereon in respect to the Stock acquired by Transferee under this Stock Transfer Agreement.

C.   REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

     1. The initial offer and sale of the Stock was intended to be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, (the "Securities Act") and/or Regulation D promulgated under the Securities Act. As a result, the Transferor made certain representations and warranties to the Company in the Subscription Agreement. In furtherance of the transfer of Stock as contemplated by this Stock Transfer Agreement, the Transferee represents and warrants to the Transferor and the Company as follows:

     (a) The Stock is being purchased for the account of the Transferee for investment purposes only and not for the account of any other person, and not with a view to distribution, assignment or resale to others or to fractionalization in whole or in part.

     (b) No other person has or will have a direct or indirect beneficial interest in the Stock and the Transferee will not sell, hypothecate or otherwise transfer the Stock except in accordance with the registration provisions of the Securities Act and applicable state securities laws, unless an opinion of counsel acceptable to the Company and the Transferor and their respective counsel is provided which states that an exemption from the registration requirements of the Securities Act and applicable state securities laws is available.

     (c) In evaluating the suitability of an investment in the Stock, the Transferee has not relied upon any representations or other information (whether oral or written) from the Transferor, the Company or any of their respective agents other than as set forth in the Company's periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, (the "Periodic Reports"), in this Stock Transfer Agreement and in documents provided pursuant to Section C.1.(d) of this Stock Transfer Agreement. No oral or written representations have been made, or oral or written information furnished to, the Transferee or its advisors, if any, in connection with the offering of the Stock which were in any way inconsistent with the Periodic Reports.

     (d) The Company and the Transferor have made available to the Transferee the opportunity to ask questions of the Company's officers and all documents and information that the Transferee has requested relating to the purchase of the Stock.

     (e) The Transferee recognizes that an investment in the Company involves substantial risks and represents that the Transferee has taken full cognizance of and understands all of the risks related to the purchase of the Stock. The Transferee can bear the economic risk of losing the entire investment in the Stock.

     (f) The Transferee has carefully considered and has, to the extent he, she or it believes such discussion to be necessary, discussed with his, her or its professional legal, tax and financial advisers the suitability of an investment in the Company, and the Transferee has determined that the Stock is a suitable investment for the Transferee.

     (g) The statements and information set forth in the Entities Investor Qualification Questionnaire (the "Questionnaire") and attached to this Stock Transfer Agreement as Exhibit A, are true, accurate and complete. All information which the Transferee has provided to the Transferor and the Company concerning the Transferee and the Transferee's financial position is correct and complete as of the date set forth below, and if there should be any change in such information prior to the transfer of the Stock, the Transferee will immediately provide such information to the Company and the Transferor and will promptly send confirmation of such information to the Company and the Transferor.

     (h) The Transferee's overall commitment to investments which are not readily marketable is not disproportionate to the Transferee's net worth, and the Transferee's investment in the Stock will not cause such overall commitment to become excessive.

     (i) The Transferee has adequate means of providing for its current needs and personal contingencies and has no need for liquidity in its investment in the Stock.

     (j) If this Stock Transfer Agreement is executed and delivered on behalf of an entity, the person executing and delivering this Stock Transfer Agreement has been duly authorized and is duly qualified to (i) execute and deliver this Stock Transfer Agreement and all other instruments executed and delivered on behalf of the Transferee in connection with the transfer of the Stock, and (ii) purchase and hold the Stock. The signature of the person executing and delivering this Stock Transfer Agreement is binding upon such entity and such entity has not been formed for the specific purpose of acquiring the Stock.

     2. The foregoing representations and warranties are true and accurate as of the date of this Stock Transfer Agreement, shall be true and accurate as of the date of the acceptance of this Stock Transfer Agreement by the Company and the Transferor and shall survive thereafter. If such representations or warranties shall not be true and accurate in any respect, the Transferee will, prior to such acceptance, give written notice of such fact to the Company and the Transferor specifying which representations and warranties are not true and accurate and the reasons therefor.

     3. The Transferee shall indemnify and hold harmless the Transferor and the Company and any of its respective officers, employees, registered representatives, directors or control persons who were or are a party to, or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of, or arising from any actual or alleged misrepresentation or misstatement of facts, or omission to represent or state facts, made by the Transferee to the Transferor and the Company, concerning the Transferee or its financial position, in connection with the offering and sale of the Stock, against losses, liabilities and expenses actually and reasonably incurred by the Transferor, the Company or any of their respective officers, employees, registered representatives, directors or control persons (including attorneys' fees, judgments, fines and amounts paid in settlement) in connection with such action, suit or proceeding.

D.   TRANSFEREE INFORMATION

     The Transferee and each of its members is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act ("Accredited Investor"). In furnishing the information set forth in the Questionnaire, the Transferee acknowledges that the Transferor and the Company will be relying thereon in determining, among other things, whether there are reasonable grounds to believe that the Transferee and its members qualify as an Accredited Investor under the Securities Act.

E. TRANSFEREE UNDERSTANDINGS

     1. The Transferee understands, acknowledges and agrees with the Transferor and the Company as follows:

     (a) The Transferee through each of its members has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of investment in the Company and of making an informed investment decision.

     (b) The Transferee through each of its members has by reason of its business or financial experience, the capacity to protect its own interest in connection with this transaction.

     (c) Except as set forth herein, the Company is under no obligation to register the Stock on behalf of the Transferee or to assist the Transferee in complying with any exemption from registration. The certificate representing the Stock shall be marked with the following legend:

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS

     2. The foregoing understandings, acknowledgments and agreements in this Stock Transfer Agreement are true and accurate as of the date of this Stock Transfer Agreement, shall be true and accurate as of the date of the acceptance of this Stock Transfer Agreement by the Company and shall survive thereafter.

F.   REGISTRATION RIGHTS

     1. At any time, and from time to time, that the Transferor exercises its right to require the Company to register shares of Common Stock issued to it under the Subscription Agreement for offer and sale under applicable securities laws, (whether a Company Registration or a Demand Registration) (the "Registration Rights") the Company and the Transferor agree to include the Stock, in whole or in part, at the Transferee's option, in such registration (the "Add-on Registration").

     (a) If the managing underwriter of the registered offering determines in good faith that marketing factors (including pricing) require a limitation of the number of shares of Common Stock to be underwritten, the underwriter may exclude some or all of the Stock from such registration and underwriting. The Company shall so advise the Transferor and the Transferee, and the number of shares of Common Stock to be included in such registration shall be allocated as follows: first, for the account of the Company, all shares of Common Stock proposed to be sold by the Company; second, for the account of the Transferor, the number of shares of Common Stock owned by the Transferor requested to be included in the registration up to the amount of the limitation imposed by the managing underwriter; third, for the account of the Transferee, pro rata with shares of Common Stock transferred by the Transferor to any other transferee, the number of shares of Stock requested to be included in the registration up to the amount of the limitation imposed by the managing underwriter; and fourth, for the account of any other investor that has been granted registration rights with respect to shares of Common Stock on the terms and conditions of any agreement pertaining to such registration rights.

     (b) If the Transferee disapproves of the terms of any such underwriting, the Transferee may elect to withdraw therefrom by written notice to the Company, the Transferor and the managing underwriter. Any shares of Stock excluded or withdrawn from such underwriting shall be withdrawn from such registration.

     2. At any time that the Transferor determines to exercise the Registration Rights, the Transferor will give written notice thereof (the "Invitation Notice") to the Transferee and the Transferee will, within 5 days of receipt of the Invitation Notice, deliver to the Transferor and the Company, a notice indicating whether or not the Transferee will participate in such registration and the number of shares of Stock that it wishes to include in such registration (the "Intention Notice"). If the Transferor and the Company do not receive the Intention Notice within the 5 days after delivery of the Invitation Notice, the Transferee shall have no right to participate in the registration.

     3. If the Transferee delivers the Intention Notice pursuant to paragraph 2 above, the Company agrees to permit the Transferor to increase the number of shares of Common Stock to be included in a registration, subject to the limitations in paragraph 1(a) above.

     4. In the event of any Add-on Registration, the Transferee will be subject to all obligations of the Transferor set forth in the Subscription Agreement pertaining to the Registration Rights, including, but not limited to, obligations pertaining to indemnification, compliance with registration procedures as set forth in the Subscription Agreement and payment of selling expenses.

     5. The Transferee shall be entitled to receive indemnification from the Company and shall have the same obligations to indemnify the Company as does the Transferor in the Subscription Agreement.

G.   EXPENSES

     All expenses incurred relating to the transfer of the Stock from the Transferor to the Transferee pursuant to this Stock Transfer Agreement, including reasonable legal expenses and the cost of any required federal or state securities filings, shall be borne by the Transferee.

H.   CONSENT

     The Company hereby consents to the transfer of the Stock as contemplated herein and waives all transfer restrictions applicable to the Stock. The Company agrees to direct its transfer agent and registrar to remove any restrictive legends and release any stop-transfer order pertaining to the Stock for the sole purpose of transferring the Stock and to register the transfer of the Stock pursuant to this Stock Transfer Agreement and any stock power or other documents pertaining to the Stock and executed by the Transferor to transfer the Stock to the Transferee. The Company further agrees to direct its transfer agent and registrar to replace any restrictive legend on the Stock after such Stock has been transferred to the Transferee.

I.   MISCELLANEOUS

     1. Neither this Stock Transfer Agreement nor any provisions of this Stock Transfer Agreement shall be waived, modified, changed, discharged, terminated, revoked or cancelled except by an instrument in writing signed by the party against whom any change, discharge or termination is sought.

     2. The failure of the Transferor or the Transferee to exercise any right or remedy under this Stock Transfer Agreement or any other agreement between the Transferor and the Transferee, or otherwise, or delay by the Transferor or the Transferee in exercising such right or remedy, will not operate as a waiver of any such right or remedy. No waiver by the Transferor or the Transferee will be effective unless and until it is in writing and signed by the Transferor or the Transferee as the case may be.

     3. Notices required or permitted to be given under this Stock Transfer Agreement shall be in writing and shall be deemed to be sufficiently given when personally delivered or sent by Federal Express, UPS or other nationally recognized overnight delivery service, postage pre-paid, and addressed to the Transferee at the address set forth in the Questionnaire, to the Transferor at 1331 H Street, N.W., 12th Floor, Washington D.C. 20005 and to the Company at 4940-A Corporate Drive, Huntsville, Alabama 35805.

     4. This Stock Transfer Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). This Stock Transfer Agreement shall be binding upon and inure to the benefit of the Transferee and its successors and assigns and shall be binding upon and inure to the benefit of the Transferor and its successors and assigns.

     5. In the event that any provision of this Stock Transfer Agreement is held to be invalid, illegal, or unenforceable, in whole or in part, such invalidity shall not affect any otherwise valid provision, and all other valid provisions shall remain in full force and effect.

     6. This Stock Transfer Agreement supersedes all previous agreements, negotiations, or communications between the parties to this Stock Transfer Agreement with respect to the subject matter of this Stock Transfer Agreement, and contains the complete and exclusive expression of the understanding between the parties. This Stock Transfer Agreement cannot be amended, modified, or supplemented in any respect except by a subsequent written agreement entered into by both parties.

     7. Time is of the essence of this Stock Transfer Agreement.

     8. All representations and warranties of the Transferor and the Transferee contained herein shall survive the date of this Stock Transfer Agreement, the transfer of the Stock and the termination or expiration of the rights hereunder and shall terminate on the applicable statute of limitations. All agreements of the Company, the Transferor and the Transferee contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

     IN WITNESS WHEREOF, the Company, the Transferee and the Transferor have executed this Subscription Agreement to be effective as of the 2nd day of December, 2004.

                                         MADISON RUN, LLC
                                         By: Madison Run Holdings, LLC,
                                              its Managing Member

                                         By: /s/ Stewart Hall
                                             -----------------------------------
                                                 Stewart Hall, Managing Member

                                         AABBRR, LLC

                                         By: /s/ Richard A. Kay
                                             -----------------------------------
                                                 Richard A. Kay, General Manager

                                         DIGITAL FUSION, INC.

                                         By: /s/ Roy E. Crippen, III
                                             -----------------------------------
                                                 Roy E. Crippen III, CEO

                                                                       EXHIBIT A
================================================================================
                      DIGITAL FUSION, INC. (THE "COMPANY")
                      INVESTOR QUALIFICATION QUESTIONNAIRE
                                    Entities

EACH INVESTOR MUST COMPLETE PART A AND PART B BELOW. The purpose of this section is to aid in determining whether an investor is an accredited investor pursuant to Rule 501(a) under Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.
================================================================================
                           PART A: General Information
================================================================================
Name of Subscriber                           State of Organization


--------------------------------------------------------------------------------
Address of Principal Place of Business       Nature of Business


--------------------------------------------------------------------------------
Was the Investor created for the specific purpose of investing in the Company?
                 |_| Yes    |_| No


If the Investor is a partnership or a trust, do its individual partners or beneficiaries have the right to make a decision whether or not to participate in the proposed investment?
                 |_| Yes    |_| No    |_| Not Applicable


If the answer to either of the two preceding questions is "Yes," Item (m) of Part B of this Questionnaire must be checked, if true. If Item (m) of Part B is not applicable, the information required by Part A and Part B must be furnished with respect to each owner of an equity interest in the entity (or each beneficiary of a trust, if applicable) on separate pages that are validly signed and dated on behalf of each such owner or beneficiary. Alternatively, each such owner or beneficiary may complete and execute a separate copy of this Subscription Agreement.
--------------------------------------------------------------------------------
Has the Investor ever been charged with, convicted of, or pleaded guilty, nolo contendere or no contest to, any crime or civil offense (excluding only minor traffic offenses).
                 |_| Yes    |_| No


If yes, please give the details, including relevant dates and locations:




--------------------------------------------------------------------------------
To the Investor's knowledge, has the investor ever been the subject of an investigation by any law enforcement or other governmental agency (other than routine background checks).
                 |_| Yes    |_| No

If yes, please give the details, including relevant dates and locations.


================================================================================

================================================================================
               PART B: Accredited Investor Qualification Standards
================================================================================

The financial information and representations in this section are intended to permit the Company to determine whether the Investor qualifies as an accredited investor under Regulation D of the Securities and Exchange Commission.

The Investor represents and warrants that it is (check one or more):

|_| (a) A bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "1933 Act");

|_| (b)   A savings and loan association or other institution, as defined in
          Section 3(a)(5)A) of the 1933 Act;

|_| (c) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act");

|_| (d)   An insurance company, as defined in Section 2(13) of the 1933 Act;

|_| (e) An investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), or a business development company as defined in Section 2(a)(48) of the 1940 Act;

|_| (f) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

|_| (g) A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $5,000,000;

|_| (h) An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), and either (i) investment decisions are made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000, or (iii) if a self-directed plan, investment decisions are made solely by persons that qualify as accredited investors either under this paragraph (1) or paragraph (2);

|_| (i) A private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

|_| (j) An organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, with total assets in excess of $5,000,000, that was not formed for the specific purpose of acquiring the Stock;

|_| (k) A corporation, Massachusetts or similar business trust, or partnership with total assets in excess of $5,000,000, that was not formed for the specific purpose of acquiring the interests;

|_| (l) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Stock, and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of purchasing the Stock;

|_| (m) An entity in which all of the equity owners qualify as accredited investors as defined in Rule 501(a) of Regulation D; or

|_| (n)   None of the above.

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


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           PART B: Accredited Investor Qualification Standards (con't)
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     I certify that I have answered the foregoing questions to the best of my knowledge and that my answers thereto are complete and accurate. I understand that the Company will be relying on the accuracy and completeness of my responses to the foregoing questions. I will notify the Company immediately of any material change in any statement made herein occurring prior to the effective date (after today) of any acquisition or exchange by me of stock of the Company.
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SUBSCRIBER                                                              Date

AABBRR, LLC

  By: Richard A. Kay, General Manager
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Print or Type Name                      Signature

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